Announcement to the Market

1st Quarter 2025 Results

Itaú Unibanco Holding S.A. ("Company") announces to the shareholders and to the market that the Complete Financial Statements for the Year Ended March 31, 2025, and the Management Discussion and Analysis for the 1st Quarter of 2025 are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Press Presentation on the quarterly results, scheduled for 05/09/2025 at 08:00 a.m. (EDT) / 09:00 a.m. (Brasília time) **(Attachment 01)**;
- Presentation of the interactive meeting on the quarterly results, scheduled for Friday, 05/09/2025 at 09:00 a.m. (EDT) / 10:00 a.m. (Brasília time) **(Attachment 02)**;
- Institutional Presentation of the 1st quarter of 2025 **(Attachment 03)**.

The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These information's strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, May 08, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

Attachment 01

(portuguese only)

Resultados 1T25

São Paulo, 9 de Maio de 2025
Itaú Unibanco Holding S.A.

Destaques

	1T25		
Resultado Recorrente Gerencial	R$ 11,1 bilhões	▲ 2,2% vs. 4T24	▲ 13,9% vs. 1T24

		1T25		
ROE Recorrente Gerencial[1]	Consolidado	22,5%	▲ 0,4 p.p. vs 4T24	▲ 0,6 p.p. vs 1T24
	Brasil	23,7%	▲ 0,3 p.p. vs 4T24	▲ 1,0 p.p. vs 1T24

	1T25		
Resultado antes de impostos[2]	R$ 16,7 bilhões	▲ 6,5% vs 4T24	▲ 16,1% vs 1T24

	1T25		
Margem com Clientes	R$ 29,4 bilhões	▲ 3,2% vs. 4T24	▲ 13,9% vs. 1T24

		1T25		
Índice de Eficiência	Consolidado	38,1%	▼ 2,6 p.p. vs 4T24	▼ 0,2 p.p. vs 1T24
	Brasil	36,0%	▼ 2,4 p.p. vs 4T24	▼ 0,8 p.p. vs 1T24

	mar/25		
Capital Principal (CET I)	12,6%	▲ 0,3 p.p. vs. dez/24 pro forma	▼ 0,4 p.p. vs. mar/24

(1) Considerando o Capital Principal (CET I) em 11,5%, no 1T25 o retorno recorrente gerencial consolidado seria de 24,4% e de 25,9% no Brasil. (2) Resultado antes da tributação e de participações minoritárias.

Carteira de crédito

em R$ bilhões

	mar/25	dez/24	Δ	mar/24	Δ
Pessoas físicas	448,8	444,8	0,9%	413,4	8,6%
Cartão de crédito	138,9	142,2	-2,3%	130,9	6,1%
Crédito pessoal	67,3	65,9	2,2%	62,5	7,8%
Crédito consignado	74,1	74,4	-0,5%	73,5	0,8%
Veículos	36,8	36,5	0,9%	33,8	9,0%
Crédito imobiliário	131,6	125,7	4,7%	112,8	16,7%
Micro, pequenas e médias empresas	273,2	278,8	-2,0%	232,1	17,7%
Grandes empresas	425,3	433,2	-1,8%	376,3	13,0%
Total Brasil	**1.147,3**	**1.156,8**	**-0,8%**	**1.021,8**	**12,3%**
América Latina	235,8	249,6	-5,5%	200,5	17,6%
Total[1]	**1.383,1**	**1.406,4**	**-1,7%**	**1.222,3**	**13,2%**
Total (ex-variação cambial)	**1.383,1**	**1.385,8**	**-0,2%**	**1.264,4**	**9,4%**
Micro, pequenas e médias empresas	273,2	274,7	-0,6%	238,1	14,7%
Grandes empresas	425,3	427,5	-0,5%	385,4	10,4%
América Latina	235,8	238,8	-1,3%	227,2	3,8%

	mar/25 x dez/24
Cartão de crédito financiado	^ **8,0%**

Saldo Médio	mar/25 x dez/24
Pessoas físicas	+2,1%
Micro, pequenas e médias empresas	+5,5%
Grandes empresas	+2,1%
América Latina	+0,1%
Total	**+2,3%**

Nota: no primeiro trimestre de 2025, passamos a segmentar a carteira de agronegócio de acordo com o porte das empresas e a considerar os seguintes produtos: Fundos de Direitos Creditórios, exposições a instituições financeiras e as operações de nossa trading de agronegócio. Para melhor comparabilidade a série histórica foi refeita. (1) Inclui títulos privados e garantias financeiras prestadas.

Qualidade do crédito

NPL 15 - 90 dias - % consolidado



2,3% 2,4% 2,5% 2,4% 2,3% 2,2%
2,4% 2,2% 2,0% 2,2%
2,3% 2,2% 2,4% 2,3% 2,3% 2,1% 2,0% 2,2%
dez/23 mar/24 jun/24 set/24 dez/24 mar/25
NPL 15-90 dias com TVM¹
2,3% 2,2%
1,6% 1,8%
1,5% 1,7%
dez/24 mar/25

NPL 90 dias - % consolidado



3,2% 3,1% 3,0% 2,9% 2,6% 2,5%
2,8% 2,7% 2,7% 2,6% 2,4% 2,3%
1,4% 1,4% 1,4% 1,4% 1,3% 1,4%
dez/23 mar/24 jun/24 set/24 dez/24 mar/25
NPL > 90 dias com TVM¹
2,1% 2,0%
2,0% 1,9%
1,3% 1,4%
dez/24 mar/25
Brasil
Total
América Latina

Brasil



3,2% 3,3% 3,2% 3,0% 2,84% 3,10%
1,7% 1,8% 1,7% 1,4% 1,4% 1,4%
1,2% 1,2%
0,0% 0,3% 0,1% 0,2% 0,00% 0,2%
0,02% 0,09%
dez/23 mar/24 jun/24 set/24 dez/24 mar/25

Brasil



4,4% 4,2% 4,2% 4,0% 3,8% 3,6%
2,5% 2,5% 2,5% 2,3% 1,9% 1,8%
1,7% 1,6%
0,13% 0,10%
0,1% 0,1% 0,1% 0,02% 0,02% 0,01%
dez/23 mar/24 jun/24 set/24 dez/24 mar/25
Pessoas físicas
Micro, pequenas e médias empresas
Grandes empresas
Indicador com TVM¹

(1) Inclui títulos e valores mobiliários além de Fundos de Direitos Creditórios, exposições a instituições financeiras e as operações de nossa trading de agronegócio.

Qualidade de Crédito – Indicadores Resolução 4.966

	Estágio 2	mar/25	dez/24	Δ
% da Carteira	Pessoas Físicas - Brasil	8,0%	7,7%	0,2 p.p.
	Pessoas Jurídicas - Brasil	1,8%	1,7%	0,1 p.p.
	América Latina	4,6%	4,6%	0,0 p.p.
	Total	**4,3%**	**4,1%**	**0,2 p.p.**
Cobertura por Estágio	Pessoas Físicas - Brasil	26,1%	24,5%	1,6 p.p.
	Pessoas Jurídicas - Brasil	22,9%	23,9%	-1,0 p.p.
	América Latina	16,6%	16,9%	-0,3 p.p.
	Total	**23,7%**	**22,9%**	**0,8 p.p.**

	Estágio 3	mar/25	dez/24	Δ
% da Carteira	Pessoas Físicas - Brasil	5,8%	6,0%	-0,2 p.p.
	Pessoas Jurídicas - Brasil	3,5%	3,5%	0,0 p.p.
	América Latina	4,3%	4,2%	0,1 p.p.
	Total	**4,4%**	**4,4%**	**0,0 p.p.**
Cobertura por Estágio	Pessoas Físicas - Brasil	61,4%	59,8%	1,6 p.p.
	Pessoas Jurídicas - Brasil	55,9%	55,3%	0,6 p.p.
	América Latina	43,1%	42,4%	0,7 p.p.
	Total	**56,1%**	**55,0%**	**1,1 p.p.**

Despesas não decorrentes de juros

em R$ bilhões	1T25	4T24	Δ	1T24	Δ	2015 x 2024	Evolução deflacionada	Evolução deflacionada ao ano
Despesas de pessoal (comercial e administrativa)	(5,8)	(6,2)	-6,3%	(5,6)	3,3%	68,2%	5,8%	0,6%
Despesas transacionais (operações e atendimento)	(4,1)	(4,2)	-2,9%	(3,8)	6,8%	-6,6%	-68,5%	-12,1%
Despesas com tecnologia (pessoal e infraestrutura)	(2,7)	(2,7)	1,1%	(2,2)	21,4%	119,0%	59,2%	5,3%
Outras despesas	(0,9)	(1,2)	-22,6%	(0,8)	13,1%	47,4%	-10,7%	-1,2%
Total - Brasil	**(13,5)**	**(14,3)**	**-5,3%**	**(12,5)**	**8,2%**	**39,1%**	**-22,4%**	**-2,8%**
América Latina	(2,3)	(2,4)	-6,6%	(1,9)	20,0%			
Despesas não decorrentes de juros	**(15,8)**	**(16,7)**	**-5,5%**	**(14,4)**	**9,8%**			

Índice de Eficiência



46,3%
44,4%
44,6%
41,8%
39,8%
38,3%
38,1%
44,8%
42,9%
43,2%
39,6%
37,8%
36,8%
36,0%
1T19
1T20
1T21
1T22
1T23
1T24
1T25
Consolidado
Brasil

Capital



13,7%
- 1,1%
12,6%
+ 0,6%
- 0,2%
- 0,3%
14,1%
1,5%
12,6%
Capital principal (CET I) - dez/24
Dividendos e juros sobre o capital próprio adicionais – competência 2024
Capital principal (CET I) após pagamento de dividendos e juros sobre o capital próprio adicionais
Lucro líquido do trimestre, dividendos e juros sobre o capital próprio
Ativos ponderados pelo risco¹
Impactos regulatórios
Índice de capital nível I - mar/25
Capital principal (CET I)
Capital complementar nível I (AT1)

(1) Excluindo a variação cambial do período.

itaú

Resultados 1T25

São Paulo, 9 de Maio de 2025

Itaú Unibanco Holding S.A.

Attachment 02

Results 1Q25

São Paulo, May 9th 2025
Itaú Unibanco Holding S.A.

Highlights

	1Q25
Recurring Managerial Result	R$11.1 billion ▲ 2.2% vs. 4Q24 · ▲ 13.9% vs. 1Q24
Income before Taxes[2]	R$16.7 billion ▲ 6.5% vs 4Q24 · ▲ 16.1% vs 1Q24

		1Q25
Efficiency Ratio	Consolidated	38.1% ▼ 2.6 p.p. vs 4Q24 · ▼ 0.2 p.p. vs 1Q24
	Brazil	36.0% ▼ 2.4 p.p. vs 4Q24 · ▼ 0.8 p.p. vs 1Q24

		1Q25
Recurring Managerial ROE[1]	Consolidated	22.5% ▲ 0.4 p.p. vs 4Q24 · ▲ 0.6 p.p. vs 1Q24
	Brazil	23.7% ▲ 0.3 p.p. vs 4Q24 · ▲ 1.0 p.p. vs 1Q24

	1Q25
Margin with Clients	R$29.4 billion ▲ 3.2% vs. 4Q24 · ▲ 13.9% vs. 1Q24

	Mar-25
Common Equity Tier I (CET I)	12.6% ▲ 0.3 p.p. vs. Dec-24 pro forma · ▼ 0.4 p.p. vs. Mar-24

(1) Considering the Common Equity Tier I (CET I) at 11.5%, in 1Q25 the consolidated recurring managerial return would be 24.4% and 25.9% in Brazil. (2) Income before tax and minority interests.

Credit portfolio

in R$ billion

	Mar-25	Dec-24	Δ	Mar-24	Δ
Individuals	448.8	444.8	0.9%	413.4	8.6%
Credit card loans	138.9	142.2	-2.3%	130.9	6.1%
Personal loans	67.3	65.9	2.2%	62.5	7.8%
Payroll loans	74.1	74.4	-0.5%	73.5	0.8%
Auto loans	36.8	36.5	0.9%	33.8	9.0%
Mortgage	131.6	125.7	4.7%	112.8	16.7%
Very small, small and middle market loans	273.2	278.8	-2.0%	232.1	17.7%
Corporate loans	425.3	433.2	-1.8%	376.3	13.0%
Total Brazil	**1,147.3**	**1,156.8**	**-0.8%**	**1,021.8**	**12.3%**
Latin America	235.8	249.6	-5.5%	200.5	17.6%
Total[1]	**1,383.1**	**1,406.4**	**-1.7%**	**1,222.3**	**13.2%**
Total (ex-fx variation)	**1,383.1**	**1,385.8**	**-0.2%**	**1,264.4**	**9.4%**
Very small, small and middle market loans	273.2	274.7	-0.6%	238.1	14.7%
Corporate loans	425.3	427.5	-0.5%	385.4	10.4%
Latin America	235.8	238.8	-1.3%	227.2	3.8%

	Mar-25 x Dec-24
Interest bearing Credit Cards	^ **8.0%**

Average Balance	**Mar-25 x Dec-24**
Individuals	+2.1%
Very Small, Small and Middle Market	+5.5%
Corporate	+2.1%
Latin America	+0.1%
Total	**+2.3%**

Note: in the first quarter of 2025, the agribusiness portfolio was reclassified according to the size of the companies and the following products were included: FIDC, exposures to financial institutions and the operations of our agribusiness trading company. For comparability purpose, the historical data was adjusted. (1) Includes private securities and financial guarantees provided.

Financial Margin with Clients

in R$ billion


R$0.9 bn (+3.2%)
28.5
-3.2
25.2
0.3
0.2
0.2
-0.5
-0.03
25.4
4.0
29.4
4Q24
Working capital[1] and others 4Q24
Spread-sensitive operations 4Q24
Average Volume
Product Mix[2]
Spreads and liabilities margin
Lower number of calendar and working days
Latin America and others[3]
Spread-sensitive operations 1Q25
Working capital[1] and others 1Q25
1Q25

Annualized average margin consolidated


8.9%
8.8%
8.7%
8.6%
9.0%
5.8%
5.7%
6.0%
5.8%
5.9%
6.1%
1Q24
2Q24
3Q24
4Q24
1Q25

Annualized average margin Brazil


9.6%
9.5%
9.5%
9.3%
9.8%
6.1%
6.2%
6.5%
6.3%
6.3%
6.6%
1Q24
2Q24
3Q24
4Q24
1Q25

Margin with clients

Risk-adjusted margin with clients

ex- impact of specific corporate credit

(1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and others considers structured wholesale operations and the positive impact of R$0.1 bn of the adoption of Res. 4,966.

Financial margin with the market


in R$ billion
Brazil
Latin America
Capital index hedge
1.1
1.1
0.2
-0.3
1Q24
1.4
1.6
0.1
-0.3
2Q24
1.1
1.3
0.1
-0.4
3Q24
0.9
1.3
0.1
-0.5
4Q24
0.9
1.2
0.2
-0.5
1Q25

Commissions, fees and result from insurance

in R$ billion

	1Q25	4Q24	Δ	1Q24	Δ
Card issuance	3.3	3.3	-2.1%	3.1	4.7%
Current account for individuals	0.8	0.9	-3.7%	0.9	-12.7%
Credit operations and guarantees issued	0.6	0.8	-16.1%	0.7	-6.2%
Payments and collections[1]	2.3	2.4	-3.3%	2.3	3.9%
Asset management[2]	1.7	1.8	-7.9%	1.5	11.7%
Advisory services and brokerage	1.1	1.1	-6.5%	1.1	-6.4%
Other Brazil	0.4	0.4	4.8%	0.4	4.2%
Latin America	1.0	1.0	4.1%	0.8	22.5%
Commissions and fees	**11.2**	**11.7**	**-4.0%**	**10.9**	**3.5%**
Insurance, pension plans and premium bonds[3]	**2.6**	**2.6**	**-0.4%**	**2.2**	**16.0%**
Commissions and insurance	**13.8**	**14.3**	**-3.3%**	**13.1**	**5.6%**
(-) Resolution 4,966 impact	**(0.1)**	**-**	**-**	**-**	**-**
Commissions and insurance (ex-Res. 4,966 impact)	**13.9**	**14.3**	**-2.6%**	**13.1**	**6.5%**

(1) As of the first quarter of 2025, revenues from acquiring services, in addition to revenues from current account services for companies and PIX, were consolidated in the payments and collections line (previously collection services). For comparison purposes, past figures were reclassified. (2) Includes fund management fees and "consórcio" management fees; (3) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses.

Credit Quality

15 – 90 days NPL - % consolidated



2.3%
2.3%
2.2%
2.4%
2.4%
2.4%
2.5%
2.3%
2.3%
2.4%
2.2%
2.1%
2.3%
2.0%
2.0%
2.2%
2.2%
2.2%
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
15-90 days NPL with securities¹
2.3%
2.2%
1.6%
1.8%
1.5%
1.7%
Dec-24
Mar-25

90 days NPL - % consolidated



3.2%
2.8%
1.4%
3.1%
2.7%
1.4%
3.0%
2.7%
1.4%
2.9%
2.6%
1.4%
2.6%
2.4%
1.3%
2.5%
2.3%
1.4%
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
90 days NPL with securities¹
2.1%
2.0%
2.0%
1.9%
1.3%
1.4%
Dec-24
Mar-25
Brazil
Total
Latin America

Brazil



3.2%
3.3%
3.2%
3.0%
2.84%
3.10%
1.7%
1.8%
1.7%
1.4%
1.4%
1.4%
1.2%
1.2%
0.0%
0.3%
0.1%
0.2%
0.00%
0.2%
0.02%
0.09%
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25

Brazil



4.4%
4.2%
4.2%
4.0%
3.8%
3.6%
2.5%
2.5%
2.5%
2.3%
1.9%
1.8%
1.7%
1.6%
0.13%
0.10%
0.1%
0.1%
0.1%
0.02%
0.02%
0.01%
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Individuals
very small, small and middle market companies
Corporate
Ratio with Securities¹

(1) Includes securities as well as FIDC, exposures to financial institutions and the operations by our agribusiness trading company.

Quality and cost of credit

Cost of credit[1] (in R$ billion)
Annualized cost of credit / Loan portfolio[2] - (%)


3.1%
3.0%
2.9%
2.6%
2.6%
2.7%
2.6%[3]
9.2
8.8
8.8
8.2
8.6
9.0
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25

Portfolio Write off (in R$ billion)
The criteria for writing off operations as losses was maintained


Including securities[4]
1.1%
1.1%
1.0%
1.0%
0.9%
0.7%
10.3
10.1
9.3
9.3
9.1
8.8
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
Write off
Write-Off / Average Loan Portfolio

(1) Expected loss expenses + recovery of loans + discounts granted; (2) Average loan portfolio balance with financial guarantees provided and private securities, considers the last two quarters; (3) cost of credit over the new average portfolio, that as from the 1Q25, includes FIDC, exposures to financial institutions and the operations by our agribusiness trading company; (4) As from 1Q25, considers securities write offs, as well as the average portfolio used for the ratio.

Credit Quality – Resolution 4,966 ratios

	Stage 2	Mar-25	Dec-24	Δ
% of the Portfolio	Individuals - Brazil	8.0%	7.7%	0.2 p.p.
	Companies - Brazil	1.8%	1.7%	0.1 p.p.
	Latin America	4.6%	4.6%	0.0 p.p.
	Total	**4.3%**	**4.1%**	**0.2 p.p.**
Coverage by Stage	Individuals - Brazil	26.1%	24.5%	1.6 p.p.
	Companies - Brazil	22.9%	23.9%	-1.0 p.p.
	Latin America	16.6%	16.9%	-0.3 p.p.
	Total	**23.7%**	**22.9%**	**0.8 p.p.**

	Stage 3	Mar-25	Dec-24	Δ
% of the Portfolio	Individuals - Brazil	5.8%	6.0%	-0.2 p.p.
	Companies - Brazil	3.5%	3.5%	0.0 p.p.
	Latin America	4.3%	4.2%	0.1 p.p.
	Total	**4.4%**	**4.4%**	**0.0 p.p.**
Coverage by Stage	Individuals - Brazil	61.4%	59.8%	1.6 p.p.
	Companies - Brazil	55.9%	55.3%	0.6 p.p.
	Latin America	43.1%	42.4%	0.7 p.p.
	Total	**56.1%**	**55.0%**	**1.1 p.p.**

Non-interest expenses

In R$ billion	1Q25	4Q24	Δ	1Q24	Δ	2015 x 2024	Deflated evolution	Deflated evolution p.a.
Personnel expenses (commercial and administrative)	(5.8)	(6.2)	-6.3%	(5.6)	3.3%	68.2%	5.8%	0.6%
Transactional expenses (operations and services)	(4.1)	(4.2)	-2.9%	(3.8)	6.8%	-6.6%	-68.5%	-12.1%
Technology expenses (personnel and infrastructure)	(2.7)	(2.7)	1.1%	(2.2)	21.4%	119.0%	59.2%	5.3%
Other	(0.9)	(1.2)	-22.6%	(0.8)	13.1%	47.4%	-10.7%	-1.2%
Total - Brazil	**(13.5)**	**(14.3)**	**-5.3%**	**(12.5)**	**8.2%**	**39.1%**	**-22.4%**	**-2.8%**
Latin America	(2.3)	(2.4)	-6.6%	(1.9)	20.0%			
Non-interest expenses	**(15.8)**	**(16.7)**	**-5.5%**	**(14.4)**	**9.8%**			

Efficiency ratio



46.3%
44.4%
44.6%
41.8%
39.8%
38.3%
38.1%
44.8%
42.9%
43.2%
39.6%
37.8%
36.8%
36.0%
1Q19
1Q20
1Q21
1Q22
1Q23
1Q24
1Q25
Consolidated
Brazil

Capital


13.7%
- 1.1%
12.6%
+ 0.6%
- 0.2%
- 0.3%
14.1%
1.5%
12.6%
Dec-24 Common Equity Tier I (CET I)
Additional Dividends and IOC – 2024 accrual basis
Common Equity Tier I (CET I) after additional dividends and IOC
Net income in the quarter, dividends and interest on own capital
Risk-weighted assets[1]
Regulatory impacts
Mar-25 Tier I capital
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

Results 1Q25

São Paulo, May 9th 2025

Itaú Unibanco Holding S.A.

Additional Information

Guidance 2025

Guidance for the year remains unchanged

	Consolidated (Res. 4,966 criteria)
Total credit portfolio[1]	Growth between **4.5%** and **8.5%**
Financial margin with clients	Growth between **7.5%** and **11.5%**
Financial margin with the market	Between **R$1.0 bn** and **R$3.0 bn**
Cost of credit[2]	Between **R$34.5 bn** and **R$38.5 bn**
Commissions and fees and results from insurance operations[3]	Growth between **4.0%** and **7.0%**
Non-interest expenses	Growth between **5.5%** and **8.5%**
Effective tax rate	Between **27.0%** and **29.0%**

(1) Includes financial guarantees provided and corporate securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Guidance 2025

Guidance for the year remains unchanged

	Consolidated (Res. 4,966 criteria)	Difference between Res. 4,966 and previous accounting practice
Total credit portfolio[1]	Growth between **4.5%** and **8.5%**	-
Financial margin with clients	Growth between **7.5%** and **11.5%**	+ 0.3 p.p.
Financial margin with the market	Between **R$1.0 bn** and **R$3.0 bn**	-
Cost of credit[2]	Between **R$34.5 bn** and **R$38.5 bn**	-
Commissions and fees and results from insurance operations[3]	Growth between **4.0%** and **7.0%**	- 0.9 p.p.
Non-interest expenses	Growth between **5.5%** and **8.5%**	-
Effective tax rate	Between **27.0%** and **29.0%**	-

(1) Includes financial guarantees provided and corporate securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Results

In R$ billion

	1Q25	4Q24	Δ	1Q24	Δ
Operating revenues	**44.5**	**44.1**	**1.0%**	**40.4**	**10.4%**
Managerial financial margin	30.3	29.4	3.2%	26.9	12.8%
Financial margin with clients	29.4	28.5	3.2%	25.8	13.9%
Financial margin with the market	0.9	0.9	2.2%	1.1	-12.8%
Commissions and fees	11.2	11.7	-4.0%	10.9	3.5%
Revenues from insurance	3.0	3.0	-1.0%	2.6	13.8%
Cost of credit	**(9.0)**	**(8.6)**	**3.8%**	**(8.8)**	**2.1%**
Expected loss expenses	(9.5)	(9.6)	-0.7%	(9.3)	2.5%
Discounts granted	(0.7)	(0.6)	16.0%	(0.6)	14.0%
Recovery of loans written off as losses	1.2	1.5	-19.6%	1.1	12.9%
Retained claims	**(0.4)**	**(0.4)**	**-2.9%**	**(0.4)**	**1.4%**
Other operating expenses	**(18.5)**	**(19.4)**	**-4.7%**	**(16.8)**	**10.0%**
Non-interest expenses	(15.8)	(16.7)	-5.5%	(14.4)	9.8%
Tax expenses and other	(2.7)	(2.7)	0.3%	(2.4)	11.0%
Income before tax and minority interests	**16.7**	**15.7**	**6.5%**	**14.4**	**16.1%**
Income tax and social contribution	**(5.3)**	**(4.5)**	**17.5%**	**(4.3)**	**21.5%**
Minority interests in subsidiaries	**(0.3)**	**(0.3)**	**-2.5%**	**(0.3)**	**11.2%**
Recurring managerial result	**11.1**	**10.9**	**2.2%**	**9.8**	**13.9%**

Business model

In R$ billion	1Q25					1Q24					Δ (1Q25 x 1Q24)				
	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	**44.5**	**24.4**	**0.8**	**18.8**	**0.5**	**40.4**	**22.5**	**0.7**	**16.7**	**0.4**	**4.2**	**1.9**	**0.0**	**2.1**	**0.2**
Managerial financial margin	30.3	20.2	0.8	8.8	0.5	26.9	18.5	0.7	7.3	0.4	3.4	1.8	0.0	1.5	0.2
Commissions and fees	11.2	4.2	(0.0)	7.0	-	10.9	4.1	0.0	6.8	-	0.4	0.1	(0.0)	0.3	-
Revenues from insurance [1]	3.0	-	-	3.0	-	2.6	-	-	2.6	-	0.4	-	-	0.4	-
Cost of credit	**(9.0)**	**(9.0)**	**-**	**-**	**-**	**(8.8)**	**(8.8)**	**-**	**-**	**-**	**(0.2)**	**(0.2)**	**-**	**-**	**-**
Retained claims	**(0.4)**	**-**	**-**	**(0.4)**	**-**	**(0.4)**	**-**	**-**	**(0.4)**	**-**	**(0.0)**	**-**	**-**	**(0.0)**	**-**
Non-interest expenses and other [2]	**(18.8)**	**(9.9)**	**(0.2)**	**(8.6)**	**(0.0)**	**(17.1)**	**(8.9)**	**(0.2)**	**(7.9)**	**(0.0)**	**(1.7)**	**(1.1)**	**0.0**	**(0.7)**	**(0.0)**
Recurring managerial result	**11.1**	**3.9**	**0.3**	**6.4**	**0.5**	**9.8**	**3.1**	**0.3**	**6.1**	**0.3**	**1.4**	**0.8**	**0.0**	**0.3**	**0.2**
Average regulatory capital	196.8	120.3	4.9	51.5	20.1	177.4	105.5	5.0	48.6	18.3	19.4	14.8	(0.1)	2.9	1.8
Value creation	4.3	(0.2)	0.2	4.6	(0.2)	4.0	(0.3)	0.1	4.4	(0.3)	0.4	0.0	0.0	0.2	0.1
Recurring managerial ROE	22.5%	13.1%	27.8%	49.6%	9.1%	21.9%	11.8%	24.8%	50.2%	5.6%	0.6 p.p.	1.3 p.p.	3.1 p.p.	-0.6 p.p.	3.5 p.p.

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Attachment 03

Institutional Presentation 1Q25

With 100 years of history, we are the largest bank in Latin America*

Market Value[1]
USD 63.2 bn

Total Assets[2]
BRL 2,821 bn

Loan Portfolio[2]
BRL 1,383.1 bn

Recurring ROE[3]
22.5%

Efficiency Ratio in Brazil[5]
37.5%

Employees in Brazil and overseas[2]
96.3 k

Recurring Managerial Result
R$11.1 bn in 1Q25
93.9% Brazil | 6.1% Latin America[3]

We are the **most valuable brand**[4] in South America **USD 8.6 bn**

We are a universal bank present in
18 countries With **retail operations** in Latin America

We are obstinate to delight **clients**, through physical and digital services. We seek to transform ourselves whenever needed for sustainable growth

We are the only Latin America bank making up the Dow Jones Sustainability Index since it was launched

(1) Market value in April 30, 2025. Source: Bloomberg; (2) On March 31,2025; (3) In the 1st quarter of 2025; (4) Brand Finance - Latin America 500 2025; (5) Last 12 months ending in March, 2025;
Note: Loan Portfolio considers financial guarantees provided and private securities
*In market value on April, 2025 and total assets on March,2025.

Our values guide us towards the Itaú of the future, with ethics being the base of this journey

We put **the client first**

We don't have **all the answers**

We have **each other's back**

We treasure **diversity and inclusion**

We are **driven by results**

Our ability to adapt, innovate and change has enabled us to get where we are now

Click Here for more Info

1924
Casa Moreira Salles (Unibanco) opens the banking division in 1924 and the opening of Banco Central de Crédito (Itaú) in 1943

1960
First credit and debit cards

1970
One of the four top data processing centers in Brazil is set up

Itautec
1979
Itautec is created

1980
Banking automation begins
Technical Operations Center (CTO) is set up

1983
First ATM in Brazil

1990
First Internet providers

2000
First bank with no physical branches in Brazil, the Banco1.net

Mobile Banking in Brasil

New Brazilian Payment System is set up

2002
itaú BBA
Acquisition of BBA gives rise to the largest investment bank in Brazil

2007
First iPhone is launched

2008
Itaú UNIBANCO
Merger of Banco Itaú and Unibanco creates Brazil's largest private bank
Itaú launches the first banking app

2012
Itaú announces a BRL11.1B investment in technology, innovation and client service

2014
Fintechs start to gain momentum

2019
ZUP
Acquisition of ZUP speeds up digital transformation

2020
Change in regulation (PIX and Open Finance)

Beyond banking is launched
(iPhone pra Sempre)
- New product launched (íon)
- New client solutions developed
- Checking account fees package optimization

íon Itaú

2022
Itaú Shop is launched

Corporate development
- Ideal
- TOTVS

2023
New Brand launching Made of Future

Latest initiatives in the corporate development
- Orbia
- Avenue

2024
Itaú 100
Itaú 100 years
One Itaú
Single login | 2 apps SuperApp + íon

2025
Launching of the New Ad Campaign **"Feito"**
ICTi (Itaú Science and Technology Institute)

We put the client first.

We offer a complete ecosystem...



Individuals
Corporate
Uniclass
From BRL4k to BRL15 k
Personnalité
Over BRL15k or more than BRL250k in total investments
Personnalitē
Itaú Branches
Up to BRL4k
Private Bank
Over BRL15 million in investments
itaú
Very Small and Small Companies
Up to BRL50 million
Ultra
Over BRL4 billion
Médias Empresas
From BRL50 million to BRL500 million
Large
From BRL500 million to BRL4 billion
itaú BBA

Integrated systems enable the best and most **complete** experience allowing our customers **full access to our solutions** in a simple and tempestive manner.

We work to offer a **full digital** operation delivering the best products and services for our clients with a very competitive cost to serve.

The values mentioned above for individuals refer to monthly income and the values for corporate refer to annual revenue, except when indicated.

We put the client first.

... with the most complete portfolio of financial products and services

Acquiring (Laranjinha)
Digital wallets, contactless payment and more than 50 brands.

Credit Cards
We have a card for each client profile.

Derivatives
We have the right solution for any scenario.

Payments
Payments and Receivables done fast and safe.

Fund Administration
Complete portfolio through own and third-party products (open platform).

Payroll Loans
Payment in fixed monthly installments, deducted directly from the paycheck.

Mortgage
Exclusive service and support throughout the process.

Pension Plans / Premium Bonds
No loading fee Pension Plans / Premium Bonds prize draw twice a month, monthly, and annually.

Bank Account
Access to several services and benefits for Itaú customers.

Currency Exchange
Complete platform to support clients' travel needs, international payments and cash management.

Loans
100% online through the app or at the branches.

Insurance
Complete portfolio through own and third-party products (open platform), with physical or digital service.

Investment Banking
Specialized team dedicated to provide advisory in the capital markets.

Cash Management
Complete cash management solution for institutional clientes.

Asset Management
Investment advisory and app connected to news, wallets, clients' checking account and the support of the advisory team ((Ion).

Auto Loans
Vehicle financing 100% online.

And many more solutions for our customers!

We put the client first.

Our clients choose how they want to be served...

Remote

- WhatsApp
- E-mail
- Telephone
- Chat
- Click to human
- Bankline
- Mobile banking

100% of the features in the App

In-Person

2.8 k
Branches

38.9 k
ATMs

In Brazil and in our Other Latin American[1] operations

We serve **clients** how, when and where they want to be served

Digital Interactions[2] in 1Q25

Corporate
98%

Individuals
97%

Our footprint is constantly optimized by our clients' behavior and needs

(1) Chile, Colombia, Paraguay and Uruguay
(2) It considers total financing contracts, transfers and payments made in all channels, except for cash.

... that's why it's so important to listen to our clients

We don't have
all the
answers.

The client is the focus of everything we do

- Our commitment: to serve our clients **where**, **when** and **how** they want to be served
- Access to the same type of service, independently of the channel
- Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service

Ituber Escuta

+520k[1] calls

Leaders calling to hear direct feedback from clients and understand their experiences

Papo de Cliente

+54k[1]

Meetings between agency employees, aligned with learnings, aiming to improve the client experience

ituber visita

+1,465[1]

Visits that connect leadership and frontliners in the whole country on a remote basis

Products and Services

The most complete product portfolio in the Brazilian financial sector, using data to provide the best offers

Our team is obstinate in delighting clients...

Broad NPS coverage in measuring businesses and journeys allows **data-driven insights** with UX indicators

Structured feedback process focused on the evolution of our products and services

Robust innovation ecosystem based on clients needs

Our clients' satisfaction is reflected in the high level of NPS from our digital application solutions

... and always pursue sustainable growth

(1) Last 12 months.

We don't have all the answers.

Technology drives a new era of experience to our customers



Quality
Design
of experience integrated to the teams' daily activities
Technology
Upgrade and focus on quick problem resolutions
Client
Products
Methodologies to develop products that clients love
Data and AI
Integrated in our work methodology and developments
Speed
Efficiency

Design, technology, products, data and AI drive **business competitiveness** and the **best UX**

Quality

98%

3M25 x 3M18

of reduction in high-impact incidents in clients' experience

+

Speed

2,049%

3M25 x 3M18

of increase in technological changes and updates implemented

+

Cost

42%

3M25 x 3M18

of reduction of cost on transactions

We don't have all the answers.

Digital and cultural transformation generates efficiency gains and competitiveness

We are organized into multidisciplinary teams in the model of communities/tribes

Team-work to understand our clients' needs and to offer what they need when they need them

The communities are made of employees from different areas such commercial departments, technology, operations, UX, among others

> 25k Colaboradores

> 2,9k Squads

Continuous investment in technology

1Q25 vs 2018

+ 3x Solution development investments

- 32% Infrastructure costs

Strengthening culture

Ongoing activities and processes reviews to seek efficiency gains

> 2,200 Planned initiatives

To optimize processes, to automatize activities, and to use data and analytics

> 1,9k initiatives under implementation

We create value in a consistent way

Non-interest expenses evolution	2025 x 2024	Deflated evolution	Deflated evolution p.a.
Personnel Expenses (commercial and administrative)	68.2%	5.8%	0.6%
Transactional Expenses (operations and client services)	-6.6%	-68.5%	-12.1%
Technology Expenses (personnel and infrastructure)	119.0%	59.2%	5.3%
Other	47.4%	-10.7%	-1.2%
Total - Brasil	39.1%	-22.4%	-2.8%

We treasure diversity and inclusion.

... with this, our ESG strategy has evolved!

Our ESG Strategy is supported by a solid foundation of governance and conduct, focusing on three pillars of action:

Diversity and development

Promote diversity and inclusion, fostering the social and financial development of people and companies in favor of a fairer and more prosperous country

Sustainable finance

Promote ESG integration into business strategies, through studies, advocacy, development of sustainable products and services and clients' engagement, with a focus on opportunities for a sustainable economy.

Climate transition

Improve the resilience of our operations and deliver products and services that support clients in the transition to a low-carbon economy, with a focus on climate adaptation and mitigation.

We treasure diversity and inclusion.

We want to be the bank of climate transition for our clients

With value propositions to drive businesses that contribute to the reduction of Greenhouse Gas (GHG) emissions and with increasingly efficient models in risk mitigation.

ESG strategic goals

Commitment

Net Zero
by 2050

We are committed to becoming a carbon neutral bank by 2050

GHG emissions

Reduce
50%
Our operational emissions (Scopes 1, 2 and 3[1]) by 2030[2]

Financed emissions

Carbon-intensive sectors

Set targets and report progress in decarbonising priority carbon-intensive sectors to bring our portfolio into line with scenarios that limit climate change to 1.5°C

(1) Except financed emissions (category 15) and commuting (category 7). (2) Baseline: 2023.

We treasure diversity and inclusion.

A diverse team is essential to better understand and serve our clients

ESG strategic goals for 2025

to das

Gender
Women
53.9%
of employees by the end of 2024

Leadership positions
Goal: 35% to 40%
35.7%
in 2024

Hiring flow
Goal: >50%
52.3%
in 2024

Race
Black
28.9%
of employees by the end of 2024

Full time employees[1]
Goal: 27% to 30%
28.9%
in 2024

Hiring flow
Goal: >40%
39.1%
in 2024

Note: The indicators are included in our ESG Report 2024 and refer to December 2024. (1) Does not include apprentices and interns. (2) Considers Itaú Unibanco SA operations. (3) Based on self-declaration in the Diversity Census.

Workforce **diversity profile** in 2024

Location
96.7%
employees in Brazil
3.3% in International units

Other
5.1%
people with disabilities

13%
LGBT+[3]

Age
33.6%
Under **30 years old**
60.4%
Between **30 and 50 years old**
6.0%
Over **50 years old**

Retention
50.1%
at Itaú Unibanco for **more than 5 years**
30.9% for more than 10 years

We treasure
diversity
and inclusion.

The sustainability of our performance is reinforced by our commitments to positive impact...

ESG strategic goals

Financing in sectors with a positive impact of

R$1 trillion

by the end of 2030

Direct to lending and financing for the sustainable economy from 2020[1].

Volume of resources
in sustainable finance


R$1 trillion
2020
2021
2022
2023
2024
2025

R$461 bn

of total resources
directed between Jan/20 and Feb/25*

(1) As of Jan/2025, new accounting criteria in line with advances in the sustainable finance taxonomy are considered.
*Does not include electric vehicle figures for January and February 2025

... and by the focus in sustainable value creation


We are
driven by
results.


20.9%
24.1%
23.9%
20.3%
21.8%
21.9%
23.7%
14.5%
19.3%
20.3%
21.0%
22.2%
21.9%
22.5%
14.8%
16.0%
16.3%
17.0%
14.6%
14.0%
13.0%
12.9%
13.2%
14.3%
14.4%
13.9%
13.8%
14.8%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
1Q24
1Q25
ROE
Average cost of capital


BRL billion
15.8
3.5
12.3
20.6
5.3
15.3
23.8
8.2
15.6
22.1
4.4
17.7
24.9
8.2
16.7
25.7
9.2
16.5
28.4
12.8
15.6
18.5
2.6
15.9
26.9
9.3
17.5
30.8
10.2
20.6
35.6
12.3
23.3
41.4
16.6
24.8
Increase of
9% in value creation
1Q25 x 1Q24
9.8
4.0
5.8
11.1
4.3
6.8
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
1Q24
1Q25
Recurring Managerial Result
Value Creation
Cost of Capital

We are
driven by
results.

We have been presenting higher revenue with a cost discipline...

Clients NII

1Q25
BRL29.4 bn

^ 3.2 % 1Q25 vs. 4Q24
^ 13.9% 1Q25 vs. 1Q24

(BRL billion)

1Q21	1Q22	1Q23	1Q24
16.2	20.0	24.0	25.8

Market NII

1Q25
BRL0.9 bn

^ 2.2 % 1Q25 vs. 4Q24
v 12.8% 1Q25 vs. 1Q24

(BRL billion)

1Q21	1Q22	1Q23	1Q24
2.5	1.0	0.6	1.1

Cost of Credit

1Q25
BRL9.0 bn

^ 3.8 % 1Q25 vs. 4Q24
^ 2.1 % 1Q25 vs. 1Q24

(BRL billion)

1Q21	1Q22	1Q23	1Q24
4.1	7.0	9.1	8.8

Commissions and insurance

1Q25
BRL13.8 bn

v 3.3 % 1Q25 vs. 4Q24
^ 5.6 % 1Q25 vs. 1Q24

(BRL billion)

1Q21	1Q22	1Q23	1Q24
10.6	11.6	12.4	13.1

Non-interest expenses

1Q25
BRL15.8 bn

v 5.5 % 1Q25 vs. 4Q24
^ 9.8 % 1Q25 vs. 1Q24

(BRL billion)

1Q21	1Q22	1Q23	1Q24
12.4	12.8	13.8	14.4

Recurring managerial result

1Q25
BRL11.1 bn

^ 2.2 % 1Q25 vs. 4Q24
^ 13.9 % 1Q25 vs. 1Q24

(BRL billion)

1Q21	1Q22	1Q23	1Q24
6.4	7.4	8.4	9.8

Note: The 2025 results consider the application of Resolution 4,966.

We are driven by results.

...without overlooking risk management

Credit Portfolio[1]

Mar-25: BRL 1,383 bn

- ∨ 1.7 % — Mar-25 vs. Dec-24
- ∧ 13.2 % — Mar-25 vs Mar-24

(BRL billion)

Mar-21	Mar-22	Mar-23	Mar-24
906	1,032	1,153	1,222

90 days NPL including securities

Mar-25[2]: 1.9%

- ∨ 0.1 p.p. — Mar-25 vs. Dec-24

(%)

Mar-21	Mar-22	Mar-23	Mar-24
2.3	2.6	2.9	2.7

Tier I capital ratio

Mar-25: 14.1%

- ∨ 0.9 p.p. — Mar-25 vs. Dec-24
- ∨ 0.4 p.p. — Mar-25 vs Mar-24

(%)

Mar-21	Mar-22	Mar-23	Mar-24
13.0	12.5	13.5	14.5

Funding[3]

Mar-25: BRL1,478 bn

- ∨ 2.5 % — Mar-25 vs. Dec-24
- ∧ 8.0 % — Mar-25 vs Mar-24

(BRL billion)

Mar-21	Mar-22	Mar-23	Mar-24
1,089	1,111	1,301	1,369

LCR[4]

Mar-25: 196.4%

- ∨ 24.9 p.p. — Mar-25 vs. Dec-24
- ∧ 2.3 p.p. — Mar-25 vs Mar-24

(%)

Mar-21	Mar-22	Mar-23	Mar-24
191	150	162	194

NSFR[5]

Mar-25: 122.3%

- ∧ 0.3 p.p. — Mar-25 vs. Dec-24
- ∨ 3.6 p.p. — Mar-25 vs Mar-24

(%)

Mar-21	Mar-22	Mar-23	Mar-24
125	120	129	126

(1) Includes financial guarantees provided and private bonds; (2) Starting on 4Q24, 90 days NPL includes securities. Excluding the effect of credit sales (more details in the report "Management analysis of the operation and complete financial statements 1Q25"); (3) Deposits + Debentures + TVM Obligations + Loans and Transfers; (4) LCR - Liquidity Coverage Ratio; (5) NSFR - Net Stable Funding Ratio.

We are driven by results.

We expect to continue delivering solid performance...

	Consolidated (Res. 4,966 criteria)
Total credit portfolio[1]	Growth between 4.5% and 8.5%
Financial margin with clients	Growth between 7.5% and 11.5%
Financial margin with the market	Between R$1.0 bn and R$3.0 bn
Cost of credit[2]	Between R$34.5 bn and R$38.5 bn
Commissions and fees and results from insurance operations[3]	Growth between 4.0% and 7.0%
Non-interest expenses	Growth between 5.5% and 8.5%
Effective tax rate	Between 27.0% and 29.0%

(1) Includes financial guarantees provided and corporate securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

We are
driven by
results.

... exploring possible growth paths in different businesses

Individuals - More engagement and principality

One Itaú - one of the main levers in the short term to intensify relationships with our clients

Corporate development – guarantee the most complete portfolio of products and services

Beyond banking - Solutions platform that goes beyond the banking needs of our clients

iPhone pra Sempre

Itaú Shop

Samsung no Itaú.

Inteligência Financeira

Corporate - Strength of client relationship

Increase of client base, mainly for lower-revenue clients, through a new commercial proposal focused on delivering a digital operation with a specific value offer.

Insurance

Potential growth in the sector and increase penetration in our individual and corporate client base throughout own and third-party products

More than 20 products and services offered at our open platform and **more than 15 partners**

Corporate

Continue growing with leadership in the large corporate business in both credit and capital market solutions

itaú

Investor Relations

(11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/relacoes-com-investidores/en/